UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 30, 2021

Commission File Number: 001-40772

Cellebrite DI Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

94 Shlomo Shmelzer Road
Petah Tikva 4970602, Israel

(Address of principal executive offices)

Copy to:

Avital Futterman

94 Shlomo Shmelzer Road
Petah Tikva 4970602, Israel

+972 (73) 394-8000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.00001	CLBT	NASDAQ Stock Market, LLC
Warrants to purchase ordinary shares	CLBTW	NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On September 2, 2021, the issuer had 187,168,729 ordinary shares, par value NIS 0.00001, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issue by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

i

EXPLANATORY NOTE

On August 30, 2021 (the “Closing Date”), Cellebrite DI Ltd., a company organized under the laws of the State of Israel (“Cellebrite”), consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”), dated April 8, 2021, by and among the Company, TWC Tech Holdings II Corp., a Delaware corporation (“TWC”), and Cupcake Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Cellebrite (“Merger Sub”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

(i)	(a) immediately prior to the Effective Time (as defined in the Business Combination Agreement), the outstanding preferred shares of Cellebrite (the “Preferred Shares”) were converted into ordinary shares of Cellebrite (“Ordinary Shares”), (b) immediately following such conversion, Cellebrite effected a stock split (the “Stock Split”) pursuant to which each Ordinary Share was converted into 0.96 Ordinary Shares, based on the methodology set forth in the Business Combination Agreement (the transactions described in the foregoing clauses (a) and (b), the “Capital Restructuring”), (c) immediately prior to the Effective Time, each share of Class B common stock of TWC (each, a “Sponsor Share”) was automatically converted into one Class A common stock of TWC (each, a “Public Share”) and (d) immediately prior to the Effective Time, the Public Shares and the public warrants of TWC (the “Public Warrants”) comprising each issued and outstanding unit of TWC (each, a “TWC Unit”) were automatically separated and the holder thereof were deemed to hold one (1) Public Share and one-third (1/3) of a Public Warrant;

(ii)	at the Effective Time, in accordance with the Delaware General Corporation Law, as amended or restated (the “DGCL”), the merger occurred and the separate corporate existence of Merger Sub ceased and TWC continued as the surviving corporation in the merger and as a wholly-owned subsidiary of Cellebrite;

(iii)	at the Effective Time, as a result of the merger, (a) each Public Share was converted into the right to receive one (1) Ordinary Share (the “Per Share Merger Consideration”), (b) each private warrant of TWC (each, a “Sponsor Warrant” and together with the Public Warrants, the “TWC Warrants”) and each Public Warrant was converted into a warrant of Cellebrite (each, a “Warrant”), exercisable for the amount of Per Share Merger Consideration that the holder thereof would have received if such warrant had been exercisable and exercised immediately prior to the Business Combination and (c) each option and restricted stock unit of Cellebrite remains outstanding, subject to adjusted terms to reflect the effect of the Stock Split on Ordinary Shares; and

(iv)	following the Business Combination, holders of Ordinary Shares and vested restricted share units, in each case as of immediately prior to the Effective Time, will be eligible to receive additional Ordinary Shares post-Closing upon the achievement of certain trading price targets, or upon a Change of Control (as defined in the Business Combination Agreement) of Cellebrite, before the five (5) year anniversary of the Closing Date.

On April 8, 2021, concurrently with the execution of the Business Combination Agreement, Cellebrite and certain accredited investors (the “PIPE Investors” and each, a “PIPE Investor”) entered into share purchase agreements (the “Share Purchase Agreements” and each, a “Share Purchase Agreement”) pursuant to which the PIPE Investors committed to purchase Ordinary Shares from certain Cellebrite shareholders at a purchase price of $10.00 per share in an aggregate number equal to 30,000,000 and an aggregate purchase price of $300,000,000 (the “PIPE Investments”).

Following the closing of the PIPE Investments, and after giving effect to redemptions of shares by shareholders of TWC and payment of transaction expenses, the transactions described above generated approximately $370 million of gross proceeds.

The Ordinary Shares and the Warrants are traded on Nasdaq Capital Market (“Nasdaq”) under the symbols “CLBT” and “CLBTW”, respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we”, “us”, “our”, “Cellebrite” or the “Company” refer to Cellebrite DI Ltd., a company organized under the laws of the State of Israel, and its consolidated subsidiaries.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements in any document incorporated by reference in this Report may include, but are not limited to, statements about:

●	the use of our solutions by law enforcement;

●	the governmental policies surrounding digital intelligence;

●	the growth of the digital intelligence market;

●	the cost and availability of financing;

●	the availability of qualified personnel;

●	the business abilities and judgment of our personnel;

●	the emergence of new technologies and the response of our customer base to those technologies;

●	acquisitions by us of other companies; or

●	ability to keep investing in new technologies, in particular having capital to continue expanding our digital intelligence solutions.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), part of the Registration Statement on Form F-4 of the Company (File No. 333-256177) (the “Registration Statement”), which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management Following the Merger” and is incorporated herein by reference.

The business address for each of the directors and executive officers of the Company is 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel.

B. Advisers

White & Case LLP, 1221 Avenue of the Americas, New York, New York 10020, United States, has acted as U.S. securities counsel for the Company and will continue to act as U.S. securities counsel to the Company following the completion of the Business Combination.

Meitar Law Offices, 16 Abba Hillel Road, Ramat Gan, 5250608, Israel, has acted as counsel for the Company with respect to Israeli law and will continue to act as counsel for the Company with respect to Israeli law following the completion of the Business Combination.

Herzog Fox & Neeman, 4 Weizman Street, Tel Aviv 64239, Israel, has acted as counsel for TWC with respect to Israeli law and will continue to act as counsel for TWC with respect to Israeli law following the completion of the Business Combination.

C. Auditors

For the years ended December 31, 2020 and 2019, Somekh Chaikin, a member firm of KPMG International, has acted as the accounting firm for the Company.

For the year ended December 31, 2020, WithumSmith+Brown, PC has acted as the accounting firm for TWC.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected financial information regarding Cellebrite is included in the Proxy Statement/Prospectus under the section titled “Selected Historical Financial Data of Cellebrite” and is incorporated herein by reference.

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of March 31, 2021, after giving effect to the Business Combination and the PIPE Investments:

	Actual	As Adjusted
	(in thousands, except share and per share amounts)
Cash, cash equivalents and short-term bank deposits	$241,386	$211,765
Total Indebtedness	13,276	13,186

Preferred shares, par value NIS 0.00001 per share; 41,459,369 shares authorized, issued and outstanding	101,205	-
Ordinary Shares, NIS 0.00001 par value; 3,600,000,000 shares authorized and 130,878,620 shares issued and outstanding respectively.	-	-
Additional paid-in capital	35,925	(128,449)
Treasury stock, NIS 0.00001 par value; 43,540 ordinary shares	(85)	(85)
Accumulated other comprehensive loss	397	397
Retained earnings	31,932	2,774

Total shareholders’ equity (deficit)	68,169	(125,363)
Total capitalization	$424,036	99,588

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of Cellebrite are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination Agreement. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Cellebrite’s Business” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement”, which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://www.cellebrite.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Information regarding the business of Cellebrite is included in the Proxy Statement/Prospectus under the sections titled “Cellebrite’s Business” and “Cellebrite’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

The Company was incorporated on April 13, 1999 under Israeli Law and has subsidiaries in the United States, Germany, Singapore, Australia, Brazil, United Kingdom, France, Canada, Japan, India and China, which are listed below:

Name of Subsidiary	Jurisdiction of Organization
Cellebrite Inc.	U.S. (Delaware)
Cellebrite GmbH	Germany
Cellebrite Asia Pacific Pte. Ltd.	Singapore
Cellebrite Soluções de Inteligencia Digital Ltda.	Brazil
Cellebrite Digital Intelligence Solutions Private Limited	India
Cellebrite UK Limited	United Kingdom
Cellebrite Canada Mobile Data Solutions Ltd.	Canada
Cellebrite France SAS	France
Cellebrite Japan K.K.	Japan
Cellebrite Australia PTY Limited	Australia
BlackBag Technologies, Inc.	U.S. (Delaware)
Cellebrite (Beijing) Mobile Data Technology Trading Co. Ltd.	China

All subsidiaries are 100% owned by Cellebrite DI Ltd., except Cellebrite Canada Mobile Data Solutions Ltd., which is 100% owned by Cellebrite UK Limited and BlackBag Technologies. Inc. which is 100% owned by Cellebrite Inc.

D. Property, Plants and Equipment

Information regarding the properties and facilities of Cellebrite is included in the Proxy Statement/Prospectus under the sections titled “Cellebrite’s Business — Properties and facilities” and “Cellebrite’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of Cellebrite is included in the Proxy Statement/Prospectus under the section titled “Cellebrite’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management Following the Merger” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of the Company after the closing of the Business Combination, including a summary of the Cellebrite DI Ltd. 2021 Share Incentive Plan and Cellebrite DI Ltd. 2021 Employee Share Purchase Plan, which were approved by the shareholders of the Company prior to the completion of the Business Combination, is included in the Proxy Statement/Prospectus under the section titled “Management Following the Merger” and is incorporated herein by reference.

Indemnification

The Company has entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Management Following the Merger — Approval of Related Party Transactions under Israeli Law — Exculpation, Insurance and Indemnification of Office Holders” and is incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of the Company (the “Cellebrite Board”) subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management Following the Merger” and is incorporated herein by reference.

D. Employees

Information regarding the employees of Cellebrite is included in the Proxy Statement/Prospectus under the section titled “Cellebrite’s Business — Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of our ordinary shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of the Closing Date by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of ordinary shares beneficially owned is computed on the basis of 73.3% Ordinary Shares outstanding on the Closing Date, after giving effect to the Business Combination and the PIPE Investments, and does not include 29,666,667 Ordinary Shares issuable upon the exercise of the Warrants that will remain outstanding following the Business Combination.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. To our knowledge, no ordinary shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares		Percentage of Total Voting Power
5% Holders:
SUNCORPORATION(1)	95,597,718	51.1%		51.1%
Israel Growth Partners(2)	32,631,492	17.4%		17.4%
Name and Address of Beneficial Owners Executive Officers and Directors
Yossi Carmil	3,419,384	1.8%		1.8%
Dana Gerner	1,231,434	*	%	*	%
Leeor Ben-Peretz	863,207	*	%	*	%
Ronnen Armon	209,885	*	%	*	%
Mark Gambill	636,177	*	%	*	%
Alon Klomek	766,408	*	%	*	%
Osnat Tirosh	3,979,266	*	%	*	%
Ken Basore	86,353	*	%	*	%
Ryusuke Utsumi	----	----		----
Yonatan Domnitz	----	----		----
Haim Shani	----	----		----
Elly Keinan	----	----		----
Adam H. Clammer	750,000	*	%	*	%
William Heldfond	----	----		----
All Executive Officers and Directors as a Group	8,942,115	4.8%		4.8%

*	Less than 1%.
(1)	SUNCORPORATION is a publicly traded company on the Tokyo Stock Exchange. Its address is 250 Asahi, Kochino-cho, Konan, Aichi 483-8555, Japan.
(2)	Haim Shani is a Co-Founder and general partner of Israel Growth Partners. As such, he may be deemed to have or share beneficial ownership of the shares held by Israel Growth Partners. Mr. Shani disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The address of Israel Growth Partners is Hakfar Hayarok, Precede Building, Ramat Hasharon, Israel 4780.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, Cellebrite may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Cellebrite is not currently a party to any legal proceedings, the outcome of which, if determined adversely to Cellebrite, would individually or in the aggregate have a material effect on its business or financial condition.

B. Significant Changes

A discussion of significant changes since December 31, 2020 and March 31, 2021, respectively, is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Warrants are listed on Nasdaq under the symbols CLBT and CLBTW, respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 round lot holders of Ordinary Shares and 100 round lot holders of Warrants. A delisting of the Ordinary Shares will likely affect the liquidity of the Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Ordinary Shares is included in the Proxy Statement/Prospectus under the section titled “Agreements Entered into in Connection with the Business Combination Agreement” and is incorporated herein by reference.

Warrants

Upon the completion of the Business Combination, there were 29,666,667 Warrants outstanding. The Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Warrants are listed on Nasdaq under the symbols CLBT and CLBTW, respectively. There can be no assurance that the Ordinary Shares and/or Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 round lot holders of Ordinary Shares and 100 round lot holders of Warrants. A delisting of the Ordinary Shares will likely affect the liquidity of the Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue 3,600,000,000 Ordinary Shares, par value NIS 0.00001.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Cellebrite Ordinary Shares” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of the Company is included in the Proxy Statement/Prospectus under the section titled “Description of Cellebrite Ordinary Shares” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the section titled “Agreements Entered into in Connection With the Business Combination Agreement” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

There are currently no Israeli currency control restrictions on remittances of dividends on the Ordinary Shares, proceeds from the sale of the Ordinary Shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that at the time are, or have been, in a state of war with Israel.

E. Taxation

Information regarding certain tax consequences of owning and disposing of the Ordinary Shares and Warrants is included in the Proxy Statement/Prospectus under the section titled “Certain Material U.S. Federal Income Tax Considerations” and “Certain Material Israeli Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

Cellebrite has paid dividends to its shareholders several times in the past. In 2020 and 2019, the Cellebrite Board declared and distributed a dividend of $10.0 million and $25.0 million, respectively, which were paid during the year. Following the completion of the Business Combination, the Cellebrite Board will consider whether or not to institute a dividend policy. It is presently intended that Cellebrite will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Cellebrite Board will declare dividends in the foreseeable future. However, on the Closing Date and prior to the conversion of Preferred Shares into Ordinary Shares, an initial dividend of $21.3 million was directed to be paid to holders of Ordinary Shares and holders of vested restricted stock units of Cellebrite. An additional dividend of $78.7 million (which was approved by the Israeli district court on May 23, 2021) was also directed to be paid at such time to holders of Ordinary Shares and holders of vested restricted stock units.

G. Statement by Experts

The financial statements for TWC Tech Holdings II Corp as of December 31, 2020, and for the period from July 20, 2020 (inception) through December 31, 2020, incorporated by reference herein have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The consolidated financial statements of Cellebrite DI Ltd. as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been incorporated by reference herein in reliance on the report of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://www.cellebrite.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

I. Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “Cellebrite’s Management’s Discussion and Analysis of Financial Condition and Results of Operations ⸺ Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of Cellebrite DI Ltd. are incorporated by reference to pages F-2 to F-26 of the Proxy Statement/Prospectus, filed with the SEC on August 5, 2021.

The unaudited pro forma condensed combined financial statements of Cellebrite DI Ltd. and TWC Tech Holdings II Corp. are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Cellebrite DI Ltd. (as currently in effect), incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
2.1	Specimen Ordinary Share Certificate of Cellebrite DI Ltd., incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
2.2	Form of Assignment, Assumption and Amendment Agreement, by and among Cellebrite DI Ltd., TWC Tech Holdings II Corp. and American Stock Transfer & Trust Company., incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
2.3	Specimen Warrant Certificate of Cellebrite DI Ltd., incorporated by reference to Exhibit 4.6 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
4.1	Business Combination Agreement and Plan of Merger, dated as of April 8, 2021, by and among Cellebrite DI Ltd., Cupcake Merger Sub Inc. and TWC Tech Holdings II Corp. (included as Annex A to the proxy statement/prospectus), incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
4.2	Letter Agreement dated September 10, 2020, by and among TWC Tech Holdings II Corp., its Officers, its Directors and TWC Tech Holdings II, LLC, incorporated by reference to Exhibit 4.9 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
4.3	Form of Investor Rights Agreement, to be effective upon the consummation of the Merger, by and among, Cellebrite DI Ltd., SUNCORPORATION, IGP SaferWorld Limited Partnership and the other equity holders of TWC Tech Holdings II Corp. and of Cellebrite DI Ltd. party thereto, incorporated by reference to Exhibit 4.10 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
4.4	Form of Share Purchase Agreement, by and between certain shareholders of Cellebrite DI Ltd., certain investors, TWC Tech Holdings II Corp., and Cellebrite DI Ltd., incorporated by reference to Exhibit 10.4 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
4.5*	2021 Cellebrite DI Ltd. Share Incentive Plan.
4.6*	2021 Cellebrite DI Ltd. Employee Share Purchase Plan.
4.7	Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
4.8	Compensation Policy for Directors and Officers, incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
8.1*	List of subsidiaries of Cellebrite DI Ltd.
15.1*	Unaudited Pro Forma Condensed Combined Financial Statements of Cellebrite DI Ltd. and TWC Tech Holdings II Corp.
15.2*	Consent of KPMG Somekh Chaikin, independent registered accounting firm for Cellebrite DI Ltd.
15.3*	Consent of WithumSmith+Brown, PC, independent registered accounting firm for TWC Tech Holdings II Corp.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Cellebrite DI Ltd.

September 3, 2021	By:	/s/ Yossi Carmil
Name: Yossi Carmil
Title: Chief Executive Officer